Exhibit 99.2

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the three and nine months ended September 30, 2025, with comparative information for the three and nine months ended September 30, 2024. This MD&A is dated November 12, 2025 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and the annual consolidated financial statements for the year ended December 31, 2024, which are available on the Company’s website at www.solarisresources.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

The Company has prepared the condensed consolidated interim financial statements in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2024.

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the NYSE American LLC stock exchange under the symbol “SLSR”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work; that exploration activities continue to target growth of the mineral resource estimate (“MRE”); timing, completion and potential results of such exploration plans; the Company’s plans for the ensuing year; expected life of mine; use of proceeds from the Company’s financings; all prospective information in the PFS (as defined below); the filing and effective date of the PFS; approval of the Environmental Impact Assessment (“EIA”) for the Warintza Project (as defined below); that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions. Estimates of mineral reserves and mineral resources are also forward-looking statements because they incorporate estimates of future developments including future mineral prices, costs and expenses and the amount of minerals that will be encountered if a property is developed.

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portion of the $200,000 financing with RGLD Gold AG ("Royal Gold"), a subsidiary of Royal Gold, Inc. for the Warintza project; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource and mineral reserve estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

These risks, uncertainties and factors include the ability to raise funding to continue exploration, development and mining activities; debt risk; global economic conditions; limited supplies, supply chain disruptions and inflation; negative operating cash flow; uncertainty of future revenues or of a return on investment; no mineral properties in production or under development; uncertainty relating to inferred mineral resources and estimates of mineral reserves; speculative nature of mineral exploration and development; risks from international operations; risks associated with an emerging and developing market; relationships with, and claims by, local communities and Indigenous Groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices; pressure from artisanal and illegal miners; risks associated with mining, exploration and development; land title risk; surface rights and access risks; changes in U.S. laws and policies regulating international trade; Middle Eastern conflicts; Russia-Ukraine conflict; global outbreaks and contagious diseases; fraud and corruption; ethics and business practices; future legal proceedings; tax regime in Ecuador; mineral assets being located outside Canada and held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; water management; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interest; uninsurable risks; information systems; public company obligations; reliability of financial reporting and financial statement preparation; foreign subsidiary operations may impact the Company’s ability to fund operations efficiently; price fluctuation of the common shares of the Company (“Common Shares”); value of Common Shares; future sales of Common Shares by existing shareholders; costs of land reclamation; measures to protect endangered species; environmental risks and hazards and changes in climate conditions; differences in U.S. and Canadian reporting of mineral reserves and resources; the Company’s “foreign private issuer” status; and claims under U.S. securities law.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ from United States standards. In particular, and without limiting the generality of the foregoing, the technical and scientific information contained and incorporated by reference in this MD&A was prepared in accordance with 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines (the “CIM Standards”), which differs from the standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, estimates of the Company’s mineral reserves and mineral resources, and other technical and scientific information included or incorporated by reference in this MD&A, may differ materially from the information that would be disclosed by a United States company subject to the SEC standards under the Exchange Act.

Description of Business

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a copper resource with expansion and discovery potential at the Warintza Project (“Warintza” or the “Project”) in Ecuador; a series of grassroots exploration projects with discovery potential at its Capricho and Paco Orco projects in Peru and Tamarugo Project (“Tamarugo”) in Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project (“La Verde”) with a subsidiary of Teck Resources Ltd. in Mexico.

Highlights and Activities

The following activities and developments were achieved during the quarter:

●	On September 11, 2025, the Company announced the signing of a landmark agreement with the Pueblo Shuar Arutam organization (“PSHA”), marking a major milestone in the Company’s social engagement efforts and reinforcing the strong momentum behind its flagship Warintza Project in southeastern Ecuador. With this signing, the Company has now established formal relationships with all Indigenous organisations surrounding Warintza, in addition to our ongoing collaboration with local authorities.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Subsequent to quarter-end:

●	On November 6, 2025, the Company announced the results of a Pre-Feasibility Study with an updated Mineral Resource Estimate and maiden Mineral Reserves for its Warintza Project (“PFS”). The results show Warintza to be a globally significant Mineral Resource with extensive mine life and first quartile cash costs which drives significant Free Cash Flow. The project is forecast to have initial capital costs (pre-production) of US$3.7bn (including 15.7% overall contingency) and a 2.6 year post-tax payback period. A maiden Mineral Reserve estimate was published of 1.3 billion tonnes (Proven and Probable) at 0.41% CuEq (0.31% Cu, 0.02% Mo, 0.04 g/t Au and 1.30 g/t Ag), providing a mine life of 22 years and the 2025 Mineral Resource Estimate incorporated a 312% increase in Measured plus Indicated Mineral Resources, at a cut-off grade of 0.1% Cu and a net smelter return (“NSR”) cut-off value of US$6.30/t, compared with the published 2024 MRE. The PFS was prepared in conjunction with consultants from Ausenco, Knight Piésold, and AMC.

OUTLOOK

Following the submission of the Technical EIA in August 2024, Solaris has engaged in positive and constructive dialogue with Ecuador’s Ministry of Environment and Energy (formerly the Ministry of Energy and Mines and the Ministry of Environment, Water and Ecological Transition). The Company has formally addressed all inquiries and confirms that the final Technical EIA report has been submitted and is currently under government review.

Solaris is simultaneously performing work to unlock value across its broader 100%-owned land package of over 260 km², which contains several high-priority regional targets. Step-out field exploration activities are ongoing.

Solaris remains committed to its participatory mining model, fostering strong local partnerships and social license while building long-term value for all stakeholders.

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan).

The property includes nine metallic mineral concessions covering 26,774 hectares. Four concessions with an area of 9,997 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. In April 2024, the Company announced an option to acquire up to a 100% interest in 10 new explorations concessions, comprising a land package of ~40,000 hectares adjacent to Warintza and interpreted to host porphyry copper and epithermal gold potential. As at September 30, 2025, the Company has incurred approximately $224,000 in exploration expenses at Warintza.

Warintza enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an Impact and Benefit Agreement (“IBA”), which was first signed in September 2020, renewed in March 2022 and again renewed in April 2024. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples. In March 2024, Solaris announced a trilateral cooperation agreement with FICSH, the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the Alianza para el Emprendimiento e Innovación (“AEI”) of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Further to the above, on September 11, 2025, the Company announced the signing of a landmark agreement, the PSHA, marking a major milestone in the Company’s social engagement efforts and reinforcing the strong momentum behind its flagship Warintza Project in southeastern Ecuador. With this signing, the Company has now established formal relationships with all Indigenous organisations surrounding Warintza, in addition to our ongoing collaboration with local authorities. The PSHA, located in the southeast of the province Morona Santiago, is made up of nearly ten thousand people organized into 47 Shuar centers.

In November 2025, the Company announced the results of the PFS, including an updated MRE for the Warintza Project with Measured and Indicated Resources of 3,746 Mt at 0.32% CuEq (0.24% Cu, 0.01% Mo, 0.04 g/t Au, 1.19 g/t Ag) and additional Inferred Mineral Resources of 2,092 Mt at 0.20% CuEq (0.16% Cu, 0.01% Mo, 0.02 g/t Au, 1.11 g/t Ag). The Warintza Mineral Resources have been reported at an NSR of US$6.30/t and a copper grade equal or greater than 0.1%, within an optimized pit shell at a revenue factor of 1. The Mineral Resources are reported from the regularized model used as the input to the optimization studies.

The open pit Mineral Reserves are reported within an optimized pit design and represent the economically mineable part of the Measured and Indicated Mineral Resources with Proven and Probable reserves of 1,300 Mt at 0.41% CuEq (0.31% Cu, 0.02% Mo, 0.04 g/t Au, 1.3 g/t Ag).

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration in mid 2023. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

As part of the Royal Gold transaction, the Company issued a 0.3% net smelter return royalty (“NSR royalty”) to Royal Gold. The value of the NSR royalty was $10,000. The Company has accounted for the consideration given as a reduction $188 to the carrying value of the Warintza property and a $9,812 gain on the sale of a royalty interest. The NSR royalty value was determined, as per the contract and the cash received from the transaction.

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail. The Company has recently completed desktop analysis regarding potential development options, utilizing underground mining methods.

The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

ENAMI CONCESSIONS

Solaris has entered an option agreement to acquire up to a 100% interest in 10 new explorations concessions from the Ecuadorian state-owned mining company, ENAMI EP. These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador. The new concessions are interpreted to host porphyry copper and epithermal gold potential.

The Company made an upfront payment to ENAMI EP of $250 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law; and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term; or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

Fieldwork at the new ENAMI EP exploration concessions have identified targets with a similar signature across multiple layers of data to Warintza. A number of porphyry copper targets have been identified by open-ended annular magnetic highs enclosing magnetic lows and erosional depressions, consistent with outcropping deposits within the Warintza porphyry cluster for follow-up.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 12,300 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the three months ended September 30, 2025:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, studies, geological consultants and support, and travel	$2,533	$–	$–	$1,035	$3,568
Site preparation, supplies, field and general	2,121	2	11	143	2,277
Drilling and drilling related costs	496	–	–	–	496
Assay and analysis	280	–	–	–	280
Community relations, environmental and permitting	2,230	–	–	5	2,235
Concession fees	206	31	34	–	271
Reclamation provision	190	–	–	–	190
Amortization	170	–	–	14	184
	$8,226	$33	$45	$1,197	$9,501

For three months ended September 30, 2024:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, studies, geological consultants and support, and travel	$4,725	$–	$–	$358	$5,083
Site preparation, supplies, field and general	3,366	28	16	48	3,458
Drilling and drilling related costs	4,937	–	–	–	4,937
Assay and analysis	785	–	–	–	785
Community relations, environmental and permitting	2,287	–	–	33	2,320
Concession fees	–	28	2	–	30
Reclamation provision	789	–	–	–	789
Amortization	239	–	2	16	257
	$17,128	$56	$20	$455	$17,659

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

For nine months ended September 30, 2025:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, studies, geological consultants and support, and travel	$8,722	$–	$–	$3,847	$12,569
Site preparation, supplies, field and general	6,468	68	47	261	6,844
Drilling and drilling related costs	1,537	–	–	–	1,537
Assay and analysis	867	–	–	–	867
Community relations, environmental and permitting	7,001	–	–	58	7,059
Concession fees	636	59	34	42	771
Reclamation provision	441	–	–	–	441
Amortization	528	2	–	50	580
	$26,200	$129	$81	$4,258	$30,668

For nine months ended September 30, 2024:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, studies, geological consultants and support, and travel	$11,738	$–	$–	$854	$12,592
Site preparation, supplies, field and general	8,860	67	41	131	9,099
Drilling and drilling related costs	10,135	–	–	–	10,135
Assay and analysis	1,300	–	–	–	1,300
Community relations, environmental and permitting	5,961	–	–	107	6,068
Concession fees	420	60	33	40	553
Reclamation provision	1,751	–	–	–	1,751
Amortization	691	2	5	40	738
	$40,856	$129	$79	$1,172	$42,236

The decrease in exploration expenses to $9,501 and $30,668 for the three and nine months ended September 30, 2025, respectively, from $17,659 and $42,236 for the three and nine months ended September 30, 2024, respectively, was primarily related to the gradual reduction of the drilling operations at Warintza in the first quarter 2025 and no drilling activities in the second and third quarter of 2025.

Salaries, studies, geological consulting and support, and travel costs were lower in Ecuador for the three and nine months ended September 30, 2025, compared to the same periods in 2024, due to the reduction of surface exploration (geochemical, supplies and rock dating) as the team focused on completing the PFS (as defined below) at Warintza. The decrease was also impacted by less catering services related to camps dismantling. There was also a reduction of ground transportation due to fewer internal mobilization to sites and lower helicopter costs attributed to a decrease in drilling activity. The increase in costs in Peru reflect technical services costs which are shared across the Company’s assets and represent the increase in activity principally attributable to the Warintza project.

The decrease in site preparation, supplies, field and general costs were lower primarily due to lower activity in the construction of the platforms budgeted. Also, lower supplies and materials for all the offices and core mining logistics, geological surveys and personnel due to less drilling activities.

Drilling and related costs at Warintza decreased for the three and nine months ended September 30, 2025, compared to the same periods in 2024, as the team focused on completing the PFS.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Community relations, environmental and permitting costs increased for the nine months ended September 30, 2025, compared to the same period in 2024, due to the higher community support payments made to the local communities with the signing of the updated IBA in April 2024 and all the studies and analysis required in order to obtain the advanced exploration environmental license.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. The reclamation provision decreased for the three and nine months ended September 30, 2025 compared to the same periods in 2024 mainly due to the reduced drilling activity with an associated reduction in environmental disturbances and the settlement of reclamation costs.

Loss from Operations

Three Months Ended September 30, 2025 Compared to the Three Months Ended September 30, 2024

The Company incurred exploration expenses of $9,501 for the three months ended September 30, 2025 (September 30, 2024 – $17,659). The decrease is mainly attributable to lower drilling activities at Warintza in the third quarter of 2025.

The Company incurred general and administrative expenses of $2,250 for the three months ended September 30, 2025 (September 30, 2024 – $2,808). The decrease is mainly due to a reduction in share-based compensation.

Nine Months Ended September 30, 2025 Compared to the Nine Months Ended September 30, 2024

The Company incurred exploration expenses of $30,668 for the nine months ended September 30, 2024 (September 30, 2024 – $42,236). The decrease is mainly attributable to lower exploration and drilling activities at Warintza.

The Company incurred general and administration expenses of $10,033 for the nine months ended September 30, 2025 (September 30, 2024 – $7,436). The increase is mainly due to higher professional fees related to the funding package with Royal Gold.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2025 Q3	2025 Q2	2025 Q1	2024 Q4
Gain on the sale of royalty interest	$–	$(9,812)	$–	$–
Exploration expenses	9,501	8,850	12,317	19,271
General and administration expenses	2,250	5,566	2,217	4,033
Impairment of exploration and evaluation assets	–	–	–	–
Net loss	12,229	5,338	15,374	25,881
Comprehensive loss	11,538	7,856	15,109	25,491
Net loss attributable to Solaris shareholders	12,216	5,322	15,354	25,868
Net loss per share – basic and diluted	$0.07	$0.03	$0.10	$0.16

	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Exploration expenses	$17,659	$14,384	$10,193	$6,869
General and administration expenses	2,808	2,482	2,146	2,778
Impairment of exploration and evaluation assets	–	–	-	251
Net loss	20,805	17,643	12,752	10,049
Comprehensive loss	20,671	17,478	12,899	9,873
Net loss attributable to Solaris shareholders	20,785	17,633	12,731	10,037
Net loss per share – basic and diluted	$0.13	$0.12	$0.08	$0.07

The Company has not generated any income to date other than interest income and a gain on the sale of a royalty interest. Exploration expenditures in the nine months ended September 30, 2025 were lower than the nine months ended December 31, 2024, reflecting reduced drilling activities at the Warintza Project.

Liquidity and Capital Resources

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$35,137	$31,738
Prepaids and other	920	842
Accounts payable and accrued liabilities	5,875	12,839
Lease liability – current	76	216
Total current assets	36,057	32,580
Total current liabilities	$5,951	$13,055

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Cash (used)/generated in operating activities during the three and nine months ended September 30, 2025 was $(11,874) and $55,572, respectively (September 30, 2024 – ($16,508) and ($38,886), respectively). As at September 30, 2025, the Company had cash and equivalents of $35,137. The increase of the cash outflow from operations for the three months ended September 30, 2025 was mainly due to the funding of exploration expenses for the Warintza Project. The increase in cash inflows for the nine months ended September 30, 2025 is due to the receipt of the drawdown of the first tranche of the funding package of $100,000 with Royal Gold.

The increase in cash outflows from investing activities for the nine months ended September 30, 2025, relates primarily to more purchases of equipment and infrastructure at Warintza compared to the nine months ended September 30, 2024.

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. Based on its current forecasted expenditures, the Company requires the additional financing from the second tranche of the Royal Gold funding package to fund ongoing operations for the next twelve months.

The condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.

As at September 30, 2025, the Company had cash and cash equivalents of $35,137. On May 21, 2025, the Company entered into a funding package with Royal Gold, a subsidiary of Royal Gold, Inc. for the Warintza project. The total cash consideration under the agreements is $200,000, comprising a gold stream agreement (“Stream”) and net smelter return royalty agreement (“Royalty”) (collectively the “Financing Agreements”). Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

●	First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream (“Stream Upfront Payment”) and $10,000 allocated to the Royalty;

●	Second tranche of $50,000 made available following the publication of the PFS and receipt of the EIA technical approval, which will be allocated to the Stream; and

●	Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold’s security, which will be allocated to the Stream.

Based on its current forecasted expenditures, the Company requires the additional financing from the second tranche of the Royal Gold funding package to fund ongoing operations for the next twelve months.

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources.

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

Commitments and Contingencies

At September 30, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$5,875	$–	$–	$–	$5,875
Lease liabilities	76	458	–	–	534
Other long-term liability	–	–	–	278	278
Exploration expenses and other	974	880	–	–	1,854
	$6,925	$1,338	$–	$278	$8,541

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Share Capital Information

As at November 12, 2025, the Company had the following securities issued and outstanding:

●	166,896,936 common shares

●	8,327,500 shares issuable pursuant to exercise of stock options

●	26,085 shares issuable pursuant to redemption of restricted share units[1]

[1]	These restricted share units have vested and the issuance of the related Solaris shares has been deferred by the holders of the restricted share units.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

Key management compensation for the three and nine months ended September 30, 2025 and 2024 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Share-based compensation	$458	$1,176	$1,399	$2,353
Salaries and benefits	333	273	975	769
Professional fees	–	92	–	224
	$791	$1,541	$2,374	$3,346

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. No amounts were charged by Augusta for the nine months ended September 30, 2025 (three and nine months ended September 30, 2024 – $92 and $224, respectively).

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company was charged for the following with respect to these arrangements in the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$–	$411	$–	$1,738
Office and other	–	119	104	354
Filing and regulatory fees	–	2	–	54
Marketing and travel	–	5	–	15
	$–	$537	$104	$2,161

MATERIAL Accounting Policies and Estimates

In preparing the accompanying condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended December 31, 2024.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

a)	Deferred revenue

Gold revenue subject to the streaming agreement

The Company recognized the advanced consideration as deferred revenue and will recognize the amounts in revenue as it satisfies its obligation to deliver gold to Royal Gold over the life of the contract.

The Company determines the amortization of deferred revenue to the consolidated statements of loss and comprehensive loss on a per unit basis. In streaming arrangements, the estimated total quantity of gold expected to be delivered to Royal Gold over the term of the contract is used. Subsequent changes to expected mine plan will result in an adjustment to revenue in the year of change and is prospectively adjusted for the quantity of gold expected to be delivered under the contract.

Where consideration is received in advance of the Company’s performance of its obligation, there is an inherent financing component in the transaction. When the period between the receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract.

Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

The accretion of the interest expense is recognized in the finance expense line in the consolidated statements of loss and comprehensive loss.

b)	Sale of royalty interest

The Company records the proceeds from the sale of a royalty interest on a property against the value of the Exploration and Evaluation asset in the statement of financial position, with any excess once the value reaches $0 to be recognized as a gain in the statement of net loss. Refer to Note 10 of the financial statements for details on the royalty agreement.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

c)	Accounting for streaming arrangements

Management has applied judgment in the assessment that the Stream (Note 10) constitutes a contract for the future sale of commodities to the counterparty. The contract will be settled through the delivery of commodity and in no event settled in cash except in the event of a change of control or exercise of the termination option. The deposit is therefore recorded as deferred revenue and is not a financial liability. Management assessed that the contract contained a significant financing component, which required making estimates, with information reasonably available to the parties at contract inception, of the quantity and the cash selling price of the promised goods to be delivered under the Stream in order to determine the implicit interest rate of the agreement. These estimates are subject to variability and may have an impact on the timing and amount of revenue recognized. Management exercised judgment in applying IFRS 15, as the treatment of the deposit given the contract liability is a key judgment and is based on the expected delivery of the Company’s future production.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $35,797 represents the maximum exposure to credit risk.

b)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At September 30, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at September 30, 2025, cash of $28,360 (December 31, 2024– $15,858), loans and borrowings of $0, (December 31, 2024 – $49,206), and accounts payable and accrued liabilities of $ (380) (December 31, 2024 - $421) are denominated in the US dollar. For the nine months ended September 30, 2025, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net gain would be $1,385 (nine months ended September 30, 2024 – $679).

The Company is also exposed to currency risk on financial assets and liabilities denominated in a range of currencies. However, the impact on such exposure is not currently material.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (discussed in Note 1 of the condensed consolidated interim financial statements). As at September 30, 2025, the Company had cash and cash equivalents of $35,137.

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of deficit attributable to shareholders of the Company and loans and borrowings, net of cash and cash equivalents. Capital is summarized in the following table:

	September 30, 2025	December 31, 2024
Deficit attributable to shareholders of the Company	$(47,964)	$(17,201)
Loans and borrowings	–	49,206
	(47,964)	32,005
Less: Cash and cash equivalents	(35,137)	(31,738)
	$(83,101)	$267

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing.

The Company did not have any externally imposed restrictions as at September 30, 2025. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Risks and Uncertainties

The risks related to Solaris’ business and those that are reasonable likely to affect the Company’s financial statements in the future, are described in the Company’s annual MD&A dated March 20, 2025, which is filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures ("DC&P") to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company's management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended September 30, 2025, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. Given the identified material weakness as described below, management concluded that the Company’s DC&P and ICFR was not effective as of September 30, 2025.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis.

For the three months ended September 30, 2025, we identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The noted material weakness and its impact on our financial reporting and ICFR are as follows:

●	The Company identified an error whereby a provision which had been held against salary and benefits had not been released against the recognition of cost in the correct quarter. The identified error whilst having no impact on the financial statements for the nine months ended September 30, 2025 does impact the financial statements for the three months ended September 30, 2025. The Company evaluated the error and determined that the related impacts were not material;

●	The Company identified an error whereby the foreign currency calculations related to retranslation of deferred revenue to the functional currency and amortization of loan arrangement fees had been incorrectly calculated. The identified error whilst having no impact on the condensed consolidated interim financial statements for the nine months ended September 30, 2025 does impact the condensed consolidated interim financial statements for the three months ended June 30, 2025. The Company evaluated the error and determined that the related impacts were not material; and

●	The Company revised its disclosure of finance income within the condensed consolidated statement of cash flows, such that finance income is recognised within investing cash flows whereas previously it was disclosed within financing cash flows. The revision had no impact on the overall increase (decrease) in cash and cash equivalents in the financial statements for the three months and nine months ended September 30, 2025.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in thousands of United States dollars, unless otherwise noted)

Remediation

To address the material weaknesses the Company has taken the following actions:

●	Management has reviewed the controls relating to financial close procedures, to ensure increased oversight.

●	An additional senior team member has been recruited to the finance team, as of September 1, 2025, to provide additional resource and oversight within the internal accounting and financial reporting areas.

The material weakness did not result in any material misstatement of our financial statements. While the material weakness did not result in a material misstatement of our financial statements, there is a reasonable possibility that it could have resulted in a material misstatement in the Company's annual or interim consolidated financial statements that would not be detected. Accordingly, we determined that they constituted a material weakness. With respect to the material weakness above, management, under the oversight of the Audit Committee, has taken steps to address the issue. While we have taken steps to implement our remediation plan, the material weakness will not be considered remediated until the enhanced controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective. The Company will monitor the effectiveness of its remediation plan and refine its remediation plan as appropriate.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended September 30, 2025.

Qualified Person

A “Qualified Person” is as defined by the NI 43-101 of the Canadian Securities Administrators. The named Qualified Person(s) have verified the data disclosed, including sampling, analytical, and test data underlying the information or opinions contained in this MD&A in accordance with standards appropriate to their qualifications. The independent Qualified Persons are Mr. Nicholas Szebor, EurGeol, CGeol, Director and Global Lead – Geosciences at AMC Consultants, who supervised and approved the Mineral Resource Estimate; and Mr. Roderick Carlson, FAIG (RPGeo), MAusIMM, Technical Lead – Geosciences at AMC Consultants, who is responsible for the exploration, drilling, sample preparation, and assays. The preparation of the Mineral Reserve Estimate and mining aspects of the PFS was supervised and approved by Mr. Eugene Tucker, P.Eng., Director and Global Lead – Open Pit Mining at AMC Consultants. The costs (excluding process plant and site services) and economics of the PFS were prepared under the supervision of Ms. Mary Alejo Hito, P.Eng., Principal Mining Engineer at AMC Consultants. The preparation of the metallurgy, processing, and site infrastructure aspects (excluding TMF, WRF, and water management) of the PFS was supervised by Mr. Greg Lane, FAusIMM, Principal Consultant at Ausenco. Mr. Guillermo Hernán Barreda Flores, SME Registered Member, Regional Manager at Knight Piésold, prepared the TMF, WRF, and site water management aspects of the PFS. Each of the aforementioned individuals are a “Qualified Person” as defined in NI 43-101.

The Qualified Persons have reviewed and approved the scientific and technical information contained in this MD&A and believe it fairly and accurately represents the information from the 2025 Technical Report.

The 2025 Pre-Feasibility Study Technical Report will be made available for review on the SEDAR+ system and on the Company’s website at www.solarisresources.com within 45 days of November 6, 2025.